UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number 001-31269

ALCON, INC.
(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
 41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K/A shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003.

Explanatory Note

The sole purpose of this Amendment No.1 to Alcon's Report on Form 6-K filed with the Securities and Exchange Commission on July 23, 2009 is to furnish Exhibit 101 to the Form 6-K. Exhibit 101 to this report provides the following exhibits formatted in Extensible Business Reporting Language (XBRL) related to the Alcon, Inc. Report on Form 6-K: (i) the Condensed Consolidated Balance Sheets (unaudited), (ii) the Condensed Consolidated Statements of Earnings (unaudited), (iii) the Condensed Consolidated Statements of Cash Flows (unaudited), and (iv) the Notes to Condensed Consolidated Financial Statements (unaudited), tagged as blocks of text. Users of this data are advised pursuant to Rule 401 of Regulation S-T that the financial information contained in the XBRL documents is unaudited and these are not the official publicly filed financial statements of Alcon, Inc. No other changes have been made to the Form 6-K. This Form 6-K/A speaks as of the original filing date and has not been updated to reflect events occurring subsequent to the original filing date.

EXHIBITS

101.INS                        XBRL Instance Document
101.SCH                      XBRL Taxonomy Extension Schema Document
101.CAL                      XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB                      XBRL Taxonomy Extension Label Linkbase Document
101.PRE                       XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date:	July 28, 2009	By	/s/ Joanne Beck
Name: Joanne Beck
Title: General Manager

Date:	July 28, 2009	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact